February 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Structured Asset Mortgage Investments II Inc. Registration No. 333-140247 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-140247 to 5:00 p.m., Eastern Standard Time, February 23, 2007, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By:	/s/ Sara Bonesteel
Name:	Sara Bonesteel
Title:	Senior Managing Director